Exhibit 99.1

Brera Holdings (NASDAQ: SLMT) (“Solmate Infrastructure”)

Partners with Kraken Institutional to Enhance Staking Economics and Drive Long-Term Recurring Revenue Growth

DUBLIN, Ireland – July 30, 2026 – Solmate Infrastructure PLC (NASDAQ: SLMT) (“Solmate” or the “Company”), a next-generation digital infrastructure company focused on blockchain, staking and AI infrastructure, today announced a strategic partnership with Kraken Institutional, the institutional business of one of the world’s longest-standing and most secure digital asset platforms.

Solmate selected Kraken Institutional to support its Solana validator infrastructure under a commercial agreement designed to optimize the Company’s staking economics, with the SOL held throughout in Kraken Institutional’s qualified custody solution.

The enhanced economic structure significantly increases Solmate’s participation in the value generated by its Solana validator infrastructure and is designed to maximize long-term recurring revenue potential while further strengthening the Company’s scalable digital infrastructure business model.

“Our partnership with Kraken Institutional represents another major milestone in executing Solmate’s long-term digital infrastructure strategy,” said Ron Sade, Chief Executive Officer of Solmate Infrastructure. “As institutional adoption of blockchain infrastructure continues to accelerate, we are focused on partnering with best-in-class organizations that strengthen our platform, enhance our staking economics, and position Solmate to capitalize on the long-term growth of the Solana ecosystem. We believe these partnerships further reinforce our vision of building a premier institutional digital infrastructure company.”

“Kraken Institutional finds the bespoke setup that fits the client’s objectives and requirements,” said Lincoln Bartlett, Head of OTC Sales at Kraken Institutional. “We’re proud to have worked with Solmate to pair our qualified custody solution with our validator infrastructure so they can earn staking rewards on SOL without moving assets out of custody.”

By combining institutional-grade infrastructure with improved staking economics, Solmate continues to advance its strategy of building a scalable platform capable of generating recurring infrastructure revenues across blockchain, staking, AI infrastructure, and next-generation compute.

Solmate intends to continue expanding its digital infrastructure platform through strategic partnerships, infrastructure investments, and innovative technologies designed to create long-term shareholder value.

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About Solmate Infrastructure PLC

Solmate Infrastructure PLC (NASDAQ: SLMT) is building next-generation digital infrastructure spanning blockchain, staking, AI infrastructure, and high-performance computing. The Company is focused on creating long-term shareholder value through the ownership, operation, and optimization of mission-critical digital infrastructure assets.

About Kraken Institutional

Kraken Institutional is the dedicated institutional business of Kraken, one of the world’s longest-standing and most secure crypto platforms, founded in 2011. It gives asset managers, hedge funds, corporates, wealth managers, family offices and professional trading firms a single relationship for the digital asset side of their business.

The offering spans prime brokerage and execution, over-the-counter trading and financing, qualified custody, institutional staking, listed and OTC derivatives, and access to professionally managed strategies from external managers. Assets held in custody can be traded, staked, used as collateral or put to work in yield strategies, subject to eligibility and risk controls.

In the United States, qualified custody is provided through Kraken Financial, a special purpose depository institution supervised by the Wyoming Division of Banking. In the United Kingdom, Kraken operates an FCA-authorised multilateral trading facility for regulated crypto derivatives and holds FCA registration under the MLRs 2017; in the European Economic Area, it holds a MiFID authorisation for derivatives and MiCA authorisation for crypto-asset services. Additional authorisations held by Kraken and its affiliates may also apply to institutional services. Kraken maintains SOC 2 Type II and ISO/IEC 27001 certification, and was the first crypto platform to conduct Proof of Reserves. Products and services may vary by jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the expected benefits of the Company’s strategic partnerships, future staking economics, recurring revenue potential, growth strategy, and future operating performance. These forward-looking statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. Additional information regarding these risks can be found in the Company’s filings with the Securities and Exchange Commission. Solmate undertakes no obligation to update any forward-looking statements except as required by applicable law.